File No. 812-15816

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

LORD ABBETT PRIVATE CREDIT FUND; LORD ABBETT PRIVATE CREDIT FUND S; LORD, ABBETT & CO. LLC; LORD ABBETT PRIVATE CREDIT ADVISOR LLC; SBLA PRIVATE CREDIT LLC; SBLA PRIVATE CREDIT II LLC; LORD ABBETT FLEXIBLE INCOME FUND; LORD ABBETT FIF ADVISOR LLC; LORD ABBETT CREDIT OPPORTUNITIES FUND; LORD ABBETT MUNICIPAL OPPORTUNITIES FUND; LORD ABBETT CORPORATE OPPORTUNITIES FUND; LORD ABBETT INSTITUTIONAL BANK LOAN TRUST; LORD ABBETT SHORT DURATION CREDIT TRUST; LORD ABBETT INSTITUTIONAL CORE PLUS TOTAL RETURN TRUST; LORD ABBETT INSTITUTIONAL CORE FIXED INCOME TRUST; LORD ABBETT COMMITTED CAPITAL MANAGEMENT - CUSTOM LIQUIDITY CREDIT TRUST; LORD ABBETT INSTITUTIONAL HIGH YIELD TRUST

30 Hudson Street

Jersey City, New Jersey 07302-4804

SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Randolph A. Stuzin

30 Hudson Street

Jersey City, New Jersey 07302-4804

Telephone: (888) 522-2388

Copies to:

Richard Horowitz, Esq. Dechert LLP 1095 Avenue of the Americas New York, NY 10036 (212) 698-3500 richard.horowitz@dechert.com

William J. Bielefeld

Cynthia R. Beyea

Matthew Barsamian

Dechert LLP

1900 K Street, NW

Washington, DC 20006

(202) 261-3300

william.bielefeld@dechert.com

cynthia.beyea@dechert.com

matthew.barsamian@dechert.com

December 17, 2025

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF

LORD ABBETT PRIVATE CREDIT FUND; LORD ABBETT PRIVATE CREDIT FUND S; LORD, ABBETT & CO. LLC; LORD ABBETT PRIVATE CREDIT ADVISOR LLC; SBLA PRIVATE CREDIT LLC; SBLA PRIVATE CREDIT II LLC; LORD ABBETT FLEXIBLE INCOME FUND; LORD ABBETT FIF ADVISOR LLC; LORD ABBETT CREDIT OPPORTUNITIES FUND; LORD ABBETT MUNICIPAL OPPORTUNITIES FUND; LORD ABBETT CORPORATE OPPORTUNITIES FUND; LORD ABBETT INSTITUTIONAL BANK LOAN TRUST; LORD ABBETT SHORT DURATION CREDIT TRUST; LORD ABBETT INSTITUTIONAL CORE PLUS TOTAL RETURN TRUST; LORD ABBETT INSTITUTIONAL CORE FIXED INCOME TRUST; LORD ABBETT COMMITTED CAPITAL MANAGEMENT - CUSTOM LIQUIDITY CREDIT TRUST; LORD ABBETT INSTITUTIONAL HIGH YIELD TRUST

30 HUDSON STREET

JERSEY CITY, NEW JERSEY 07302-4804

File No. 812-15816

: : : : : : : : : : : : : : : : : : : : : : :	SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

I.	Summary of application

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on April 4, 2023 (the “Prior Order”)2 that was

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2]	Lord Abbett & Co. LLC, et al. (File No. 812-15380), Release No. IC-34850 (March 7, 2023) (notice), Release No. IC-34878 (April 4, 2023) (order).
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granted pursuant to Sections 57(a)(4), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

•	Lord Abbett Private Credit Fund (“LAPCF”), a Delaware statutory trust that is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act;

•	Lord Abbett Private Credit Fund S (“LAPCF S”), a Delaware statutory trust that is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act;

•	SBLA Private Credit LLC, a Delaware limited liability company formed as a Joint Venture (as defined below) (“SBLA JV”) between LAPCF and Stifel Bank & Trust (“Stifel”);

•	SBLA Private Credit II LLC, a Delaware limited liability company formed as a Joint Venture (as defined below) (“SBLA II JV”) between LAPCF S and Stifel;

•	Lord Abbett Flexible Income Fund, a Delaware statutory trust that is a continuously offered, non-diversified, closed-end management investment company registered under the 1940 Act that is operated as an interval fund (“Flexible Income Fund”);

•	Lord Abbett Credit Opportunities Fund, a Delaware statutory trust that is a continuously offered, diversified, closed-end management investment company registered under the 1940 Act that is operated as an interval fund (the “Credit Opportunities Fund”);

•	Lord Abbett Municipal Opportunities Fund, a Delaware statutory trust that is a continuously offered, non-diversified, closed-end management investment company registered under the 1940 Act that is operated as an interval fund (the “Municipal Opportunities Fund”);

•	Lord Abbett Corporate Opportunities Fund, a Delaware statutory trust that is a continuously offered, diversified, closed-end management investment company registered under the 1940 Act that is operated as an interval fund (the “Corporate Opportunities Fund” and, together with LAPCF, LAPCF S, Flexible Income Fund, Credit Opportunities Fund and Municipal Opportunities Fund, the “Existing Regulated Funds”);

•	Investment funds set forth on Schedule A hereto, each of which would be an “investment company” but for Section 3(c)(1) or 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds”);

•	Lord, Abbett & Co. LLC (“Lord Abbett”), an investment adviser registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), which serves as investment adviser to the Credit Opportunities Fund, the Municipal Opportunities Fund and the Corporate Opportunities Fund, and each of the Existing Affiliated Funds;

•	Lord Abbett FIF Advisor LLC (“FIF Advisor”), an investment adviser registered with the Commission under the Advisers Act and the investment adviser to Flexible Income Fund;

•	Lord Abbett Private Credit Advisor LLC, an investment adviser registered with the Commission under the Advisers Act and the investment adviser to LAPCF and LAPCF S
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(“LAPCA” and, together with Lord Abbett, FIF Advisor, SBLA JV, SBLA II JV, the Existing Regulated Funds and the Existing Affiliated Funds, the “Applicants”).3

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund4

[3]	All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

[4]	“Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.
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and one or more Affiliated Entities5 to engage in Co-Investment Transactions6 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”7 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.8

II.	GENERAL DESCRIPTION OF THE APPLICANTS

A.	LAPCF

LAPCF was formed on November 27, 2023, as a Delaware limited partnership named Lord Abbett Private Credit Fund 1, LP. On August 30, 2024, LAPCF converted to a Delaware statutory trust and was renamed “Lord Abbett Private Credit Fund.” LAPCF is a non-diversified, closed-end management investment company that has filed an election to be regulated as a BDC under the 1940 Act. LAPCF intends to qualify annually as a regulated investment company (“RIC”) under Sub-Chapter M of the Internal Revenue Code of 1986, as amended (the “Code”). LAPCF’s principal place of business is 30 Hudson Street, Jersey City, New Jersey 07302.

LAPCF’s investment objective is to generate current income and, to a lesser extent, long-term capital appreciation, by primarily focusing on directly originated, senior secured loans to U.S. middle market companies. LAPCF is overseen by a board of trustees comprised of five trustees, three of whom are not “interested” persons of LAPCF within the meaning of Section 2(a)(19) of the 1940 Act (the “LAPCF Board”).9

B.	LAPCF S

LAPCF S was formed on September 26, 2024, as a Delaware limited partnership named Lord Abbett Private Credit Fund A, LP. On March 31, 2025, LAPCF S converted to a Delaware statutory trust and was renamed “Lord Abbett Private Credit Fund S.” LAPCF S is a non-diversified, closed-end

[5]	“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[6]	“Co-Investment Transaction” means the acquisition or Disposition (as defined below) of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

[7]	“Adviser” means LAPCA, Lord Abbett and FIF Advisor and any other investment adviser controlling, controlled by, or under common control with LAPCA, Lord Abbett and FIF Advisor. The term “Adviser” also includes any internally-managed Regulated Fund.

[8]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

[9]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the Act.
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management investment company that has filed an election to be regulated as a BDC under the 1940 Act. LAPCF S intends to qualify annually as a RIC under Sub-Chapter M of the Code. LAPCF S’s principal place of business is 30 Hudson Street, Jersey City, New Jersey 07302.

LAPCF S’s investment objective is to generate current income and, to a lesser extent, long-term capital appreciation, by primarily focusing on directly originated, senior secured loans to U.S. middle market companies. LAPCF S is overseen by a board of trustees comprised of five trustees, three of whom are not “interested” persons of LAPCF S within the meaning of Section 2(a)(19) of the 1940 Act (the “LAPCF S Board”).

C.	SBLA JV

SBLA JV was formed on April 18, 2024 as a Delaware limited liability company. LAPCF and Stifel entered into a limited liability company agreement on April 23, 2024 to establish SBLA JV as a joint venture to make certain loans consisting of primarily middle market club loans and direct lending loans to U.S. issuers. All portfolio decisions and generally all other decisions in respect of SBLA JV must be approved by the board of SBLA JV consisting of representatives of LAPCF and Stifel. LAPCF and Stifel have equal voting rights with respect to SBLA JV.

D.	SBLA II JV

SBLA II JV was formed on December 2, 2024 as a Delaware limited liability company. LAPCF S and Stifel entered into a limited liability company agreement on December 2, 2024 to establish SBLA II JV as a joint venture to make certain loans consisting of primarily middle market club loans and direct lending loans to U.S. issuers. All portfolio decisions and generally all other decisions in respect of SBLA II JV must be approved by the board of SBLA II JV consisting of representatives of LAPCF S and Stifel. LAPCF S and Stifel have equal voting rights with respect to SBLA II JV.

E.	Flexible Income Fund

Flexible Income Fund is a non-diversified, closed-end management investment company that continuously offers its shares and is operated as an “interval fund.”

Flexible Income Fund’s investment objective is to provide total return. Flexible Income Fund pursues its investment objective by combining two complementary sets of investment strategies: (i) short duration liquid credit (managed by FIF Advisor) and (ii) a private credit strategy that consists of asset-backed credit and private direct lending (managed by an unaffiliated sub-adviser).

Flexible Income Fund has elected to be treated as a RIC under Subchapter M of the Code, and operate in a manner so as to continue to qualify for the tax treatment applicable to RICs.

Flexible Income Fund is overseen by a board of trustees comprised of four trustees, three of whom are not “interested” persons of Flexible Income Fund within the meaning of Section 2(a)(19) of the 1940 Act (the “Flexible Income Fund Board”).

F.	Credit Opportunities Fund

The Credit Opportunities Fund is a diversified, closed-end management investment company that continuously offers its shares and is operated as an “interval fund.”

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The Credit Opportunities Fund’s investment objective is total return. To pursue its objective, the Credit Opportunities Fund has flexibility to allocate its assets among a broad range of credit sectors, including the corporate, sovereign, municipal, and structured product sectors.

The Credit Opportunities Fund has elected to be treated as a RIC under Subchapter M of the Code, and operate in a manner so as to continue to qualify for the tax treatment applicable to RICs.

The Credit Opportunities Fund is overseen by a board of trustees comprised of four trustees, three of whom are not “interested” persons of the Credit Opportunities Fund within the meaning of Section 2(a)(19) of the 1940 Act (the “Credit Opportunities Fund Board”).

G.	Municipal Opportunities Fund

The Municipal Opportunities Fund is a non-diversified, closed-end management investment company that continuously offers its shares and is operated as an “interval fund.”

The Municipal Opportunities Fund’s primary investment objective is to seek a high level of income exempt from federal income tax. Capital appreciation is a secondary investment objective. To pursue its objectives, the Municipal Opportunities Fund invests in municipal bonds and other securities that generate income that is exempt from federal income tax.

The Municipal Opportunities Fund intends to elect to be treated as a RIC under Subchapter M of the Code, and operate in a manner so as to qualify for the tax treatment applicable to RICs.

The Municipal Opportunities Fund is overseen by a board of trustees comprised of four trustees, three of whom are not “interested” persons of the Municipal Opportunities Fund within the meaning of Section 2(a)(19) of the 1940 Act (the “Municipal Opportunities Fund Board”).

H.	Corporate Opportunities Fund

The Corporate Opportunities Fund is a diversified, closed-end management investment company that continuously offers its shares and is operated as an “interval fund.”

The Corporate Opportunities Fund’s investment objective is total return. To pursue its objective, the Corporate Opportunities Fund invests its assets in bonds, loans and other fixed income instruments.

The Corporate Opportunities Fund has elected to be treated as a RIC under Subchapter M of the Code, and operate in a manner so as to continue to qualify for the tax treatment applicable to RICs.

The Corporate Opportunities Fund is overseen by a board of trustees comprised of four trustees, three of whom are not “interested” persons of the Corporate Opportunities Fund within the meaning of Section 2(a)(19) of the 1940 Act (the “Corporate Opportunities Fund Board” and, together with the LAPCF Board, LAPCF S Board, Flexible Income Fund Board, Credit Opportunities Fund Board and Municipal Opportunities Fund Board, the “Board”).

I.	The Existing Affiliated Funds

Lord Abbett serves as the investment adviser to each Existing Affiliated Fund. A complete list of the Existing Affiliated Funds, including existing direct or indirect subsidiaries, is included in Schedule A hereto.

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J.	Lord Abbett, LAPCA and FIF Advisor

Either Lord Abbett, LAPCA or FIF Advisor serves as the investment adviser of the Existing Regulated Funds and the Existing Affiliated Funds, as applicable, and either they or another Adviser will serve as the investment adviser to any Future Regulated Fund. Lord Abbett, a Delaware limited liability company, is an investment adviser registered with the Commission under the Advisers Act and is located at 30 Hudson Street, Jersey City, NJ 07302. Founded in 1929, Lord Abbett manages one of the nation’s oldest mutual fund complexes and manages approximately $219.1 billion in assets across a full range of mutual funds, institutional accounts, and separately managed accounts, including $1.4 billion for which Lord Abbett provides investment models to managed account sponsors as of December 31, 2024.

LAPCA is a Delaware limited liability company and is registered as an investment adviser with the Commission under the Advisers Act. LAPCA is a subsidiary of Lord Abbett.

Under the terms of an investment advisory agreement with each of LAPCF and LAPCF S, LAPCA will, among other things, determine the composition of each fund’s investment portfolio, identify investment opportunities and make investment decisions on behalf of each fund, and provide such other investment advisory and related services as may be reasonably required for the investment of capital.

Under the terms of a management agreement with each of the Credit Opportunities Fund, the Municipal Opportunities Fund and the Corporate Opportunities Fund, Lord Abbett will, among other things, determine the composition of each fund’s investment portfolio, identify investment opportunities, make investment decisions on behalf of each fund, maintain an adequate organization of competent portfolio managers and such other persons to perform the functions of investment manager and provide all services, equipment and facilities necessary to perform its obligations as investment manager.

FIF Advisor is a Delaware limited liability company and is registered as an investment adviser with the Commission under the Advisers Act. FIF Advisor is a subsidiary of Lord Abbett.

Under the terms of a management agreement with Flexible Income Fund, FIF Advisor will, with respect to the sleeve it oversees, among other things, determine the composition of Flexible Income Fund’s investment portfolio, identify investment opportunities, make investment decisions on behalf of Flexible Income Fund, maintain an adequate organization of competent portfolio managers and such other persons to perform the functions of investment manager and provide all services, equipment and facilities necessary to perform its obligations as investment manager. With respect to the sub-advised sleeve, FIF Advisor oversees the allocation of the portion of Flexible Income Fund's assets that the sub-adviser is responsible for managing.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

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A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”10 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). LAPCA, FIF Advisor and any other Advisers are each majority-owned by Lord Abbett, are under common control, and thus are affiliated persons of each other. Accordingly, with respect to Lord Abbett, LAPCA, FIF Advisor and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with Lord Abbett, LAPCA, FIF Advisor and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by

[10]	Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”
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a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.11

2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,12 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,13 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.14

[11]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

[12]	Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[13]	Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

[14]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.
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4. No Remuneration. Any transaction fee15 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.16

6. Dispositions:

(a) Prior to any Disposition17 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b) Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.18

7. Board Oversight

[15]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

[16]	The Affiliated Entities may adopt shared Co-Investment Policies.

[17]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

[18]	“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.
11

(a)	Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)	Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)	At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d)	Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e)	The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8. Recordkeeping. All information presented to the Board pursuant to the Order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).19

9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

[19]	If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.
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IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).20 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

[20]	See, e.g., FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order); Sixth Street Specialty Lending, Inc. et al. (File No. 812-15729), Release No. IC-35531 (April 10, 2025) (notice), Release No. IC-35570 (May 6, 2025) (order); Blue Owl Capital Corporation, et al. (File No. 812-15715), Release No. IC-35530 (April 9, 2025) (notice), Release No. IC-35573 (May 6, 2025) (order); BlackRock Growth Equity Fund LP, et al. (File No. 812-15712), Release No. IC-35525 (April 8, 2025) (notice), Release No. IC-35572 (May 6, 2025) (order).
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VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

Randolph A. Stuzin

30 Hudson Street

Jersey City, New Jersey 07302-4804

Telephone: (888) 522-2388

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Richard Horowitz, Esq. Dechert LLP 1095 Avenue of the Americas New York, NY 10036 (212) 698-3500 richard.horowitz@dechert.com

William J. Bielefeld

Cynthia R. Beyea

Matthew Barsamian

Dechert LLP

1900 K Street, NW

Washington, DC 20006

(202) 261-3300

william.bielefeld@dechert.com

cynthia.beyea@dechert.com

matthew.barsamian@dechert.com

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions authorized by the Board are provided below in Exhibit A.

Pursuant to Rule 0-2(c), Applicants hereby state that each Applicant has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Sections 17(d) and 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 17th day of December, 2025.

LORD ABBETT PRIVATE CREDIT FUND

By:	/s/ Randolph A. Stuzin
Name:	Randolph A. Stuzin
Title:	Vice President and Assistant Secretary
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LORD ABBETT PRIVATE CREDIT FUND S

By:	/s/ Randolph A. Stuzin
Name:	Randolph A. Stuzin
Title:	Vice President and Assistant Secretary

LORD, ABBETT & CO. LLC

By:	/s/ Randolph A. Stuzin
Name:	Randolph A. Stuzin
Title:	Member and Chief Legal Officer

LORD ABBETT PRIVATE CREDIT ADVISOR LLC

By:	/s/ Randolph A. Stuzin
Name:	Randolph A. Stuzin
Title:	Chief Legal Officer

LORD ABBETT FLEXIBLE INCOME FUND

By:	/s/ Randolph A. Stuzin
Name:	Randolph A. Stuzin
Title:	Vice President and Assistant Secretary

LORD ABBETT FIF ADVISOR LLC

By:	/s/ Randolph A. Stuzin
Name:	Randolph A. Stuzin
Title:	Chief Legal Officer

SBLA PRIVATE CREDIT LLC

By:	/s/ Randolph A. Stuzin
Name:	Randolph A. Stuzin
Title:	General Counsel and Secretary

SBLA PRIVATE CREDIT II LLC

By:	/s/ Randolph A. Stuzin
Name:	Randolph A. Stuzin
Title:	General Counsel and Secretary
15

LORD ABBETT CREDIT OPPORTUNITIES FUND

By:	/s/ Randolph A. Stuzin
Name:	Randolph A. Stuzin
Title:	Vice President and Assistant Secretary

LORD ABBETT MUNICIPAL OPPORTUNITIES FUND

By:	/s/ Randolph A. Stuzin
Name:	Randolph A. Stuzin
Title:	Vice President and Assistant Secretary

LORD ABBETT CORPORATE OPPORTUNITIES FUND

By:	/s/ Randolph A. Stuzin
Name:	Randolph A. Stuzin
Title:	Vice President and Assistant Secretary

LORD ABBETT INSTITUTIONAL BANK LOAN TRUST

By:	/s/ Randolph A. Stuzin
Name:	Randolph A. Stuzin
Title:	Member & Chief Legal Officer of Lord, Abbett & Co. LLC, as Investment Manager and Attorney-in-Fact

LORD ABBETT SHORT DURATION CREDIT TRUST

By:	/s/ Randolph A. Stuzin
Name:	Randolph A. Stuzin
Title:	Member & Chief Legal Officer of Lord, Abbett & Co. LLC, as Investment Manager and Attorney-in-Fact
16

LORD ABBETT INSTITUTIONAL CORE PLUS TOTAL RETURN TRUST

By:	/s/ Randolph A. Stuzin
Name:	Randolph A. Stuzin
Title:	Member & Chief Legal Officer of Lord, Abbett & Co. LLC, as Investment Manager and Attorney-in-Fact

LORD ABBETT INSTITUTIONAL CORE FIXED INCOME TRUST

By:	/s/ Randolph A. Stuzin
Name:	Randolph A. Stuzin
Title:	Member & Chief Legal Officer of Lord, Abbett & Co. LLC, as Investment Manager and Attorney-in-Fact

LORD ABBETT COMMITTED CAPITAL MANAGEMENT - CUSTOM LIQUIDITY CREDIT TRUST

By:	/s/ Randolph A. Stuzin
Name:	Randolph A. Stuzin
Title:	Member & Chief Legal Officer of Lord, Abbett & Co. LLC, as Investment Manager and Attorney-in-Fact

LORD ABBETT INSTITUTIONAL HIGH YIELD TRUST

By:	/s/ Randolph A. Stuzin
Name:	Randolph A. Stuzin
Title:	Member & Chief Legal Officer of Lord, Abbett & Co. LLC, as Investment Manager and Attorney-in-Fact
17

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Lord Abbett Private Credit Fund, that he is the Vice President and Assistant Secretary of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

LORD ABBETT PRIVATE CREDIT FUND

By:	/s/ Randolph A. Stuzin
Name:	Randolph A. Stuzin
Title:	Vice President and Assistant Secretary

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Lord Abbett Private Credit Fund S, that he is the Vice President and Assistant Secretary of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

LORD ABBETT PRIVATE CREDIT FUND S

By:	/s/ Randolph A. Stuzin
Name:	Randolph A. Stuzin
Title:	Vice President and Assistant Secretary

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Lord, Abbett & Co. LLC, that he is the Authorized Person of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

LORD, ABBETT & CO. LLC

By:	/s/ Randolph A. Stuzin
Name:	Randolph A. Stuzin
Title:	Member and Chief Legal Officer
18

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Lord Abbett Private Credit Advisor LLC, that he is Chief Legal Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

LORD ABBETT PRIVATE CREDIT ADVISOR LLC

By:	/s/ Randolph A. Stuzin
Name:	Randolph A. Stuzin
Title:	Chief Legal Officer

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Lord Abbett Flexible Income Fund, that he is Vice President and Assistant Secretary of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

LORD ABBETT FLEXIBLE INCOME FUND

By:	/s/ Randolph A. Stuzin
Name:	Randolph A. Stuzin
Title:	Vice President and Assistant Secretary

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Lord Abbett FIF Advisor LLC, that he is Chief Legal Officer of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

LORD ABBETT FIF ADVISOR LLC

By:	/s/ Randolph A. Stuzin
Name:	Randolph A. Stuzin
Title:	Chief Legal Officer
19

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of SBLA Private Credit LLC, that he is an Authorized Person of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

SBLA PRIVATE CREDIT LLC

By:	/s/ Randolph A. Stuzin
Name:	Randolph A. Stuzin
Title:	Authorized Person

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of SBLA Private Credit II LLC, that he is an Authorized Person of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

SBLA PRIVATE CREDIT II LLC

By:	/s/ Randolph A. Stuzin
Name:	Randolph A. Stuzin
Title:	Authorized Person

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Lord Abbett Credit Opportunities Fund, that he is the Vice President and Assistant Secretary of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

LORD ABBETT CREDIT OPPORTUNITIES FUND

By:	/s/ Randolph A. Stuzin
Name:	Randolph A. Stuzin
Title:	Vice President and Assistant Secretary
20

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Lord Abbett Municipal Opportunities Fund, that he is the Vice President and Assistant Secretary of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

LORD ABBETT MUNICIPAL OPPORTUNITIES FUND

By:	/s/ Randolph A. Stuzin
Name:	Randolph A. Stuzin
Title:	Vice President and Assistant Secretary

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Lord Abbett Corporate Opportunities Fund, that he is the Vice President and Assistant Secretary of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

LORD ABBETT CORPORATE OPPORTUNITIES FUND

By:	/s/ Randolph A. Stuzin
Name:	Randolph A. Stuzin
Title:	Vice President and Assistant Secretary

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Lord, Abbett & Co. LLC acting on behalf of Lord Abbett Institutional Bank Loan Trust, that he is the Member and Chief Legal Officer of Lord, Abbett & Co. LLC, which is executing the foregoing Application in its capacity as Investment Manager and Attorney-in-Fact of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

LORD ABBETT INSTITUTIONAL BANK LOAN TRUST

By:	/s/ Randolph A. Stuzin
Name:	Randolph A. Stuzin
Title:	Member & Chief Legal Officer of Lord, Abbett & Co. LLC, as Investment Manager and Attorney-in-Fact
21

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Lord, Abbett & Co. LLC acting on behalf of Lord Abbett Short Duration Credit Trust, that he is the Member and Chief Legal Officer of Lord, Abbett & Co. LLC, which is executing the foregoing Application in its capacity as Investment Manager and Attorney-in-Fact of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

LORD ABBETT SHORT DURATION CREDIT TRUST

By:	/s/ Randolph A. Stuzin
Name:	Randolph A. Stuzin
Title:	Member & Chief Legal Officer of Lord, Abbett & Co. LLC, as Investment Manager and Attorney-in-Fact

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Lord, Abbett & Co. LLC acting on behalf of Lord Abbett Institutional Core Plus Total Return Trust, that he is the Member and Chief Legal Officer of Lord, Abbett & Co. LLC, which is executing the foregoing Application in its capacity as Investment Manager and Attorney-in-Fact of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

LORD ABBETT INSTITUTIONAL CORE PLUS TOTAL RETURN TRUST

By:	/s/ Randolph A. Stuzin
Name:	Randolph A. Stuzin
Title:	Member & Chief Legal Officer of Lord, Abbett & Co. LLC, as Investment Manager and Attorney-in-Fact
22

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf Lord, Abbett & Co. LLC acting on behalf of Lord Abbett Institutional Core Fixed Income Trust, that he is the Member and Chief Legal Officer of Lord, Abbett & Co. LLC, which is executing the foregoing Application in its capacity as Investment Manager and Attorney-in-Fact of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

LORD ABBETT INSTITUTIONAL CORE FIXED INCOME TRUST

By:	/s/ Randolph A. Stuzin
Name:	Randolph A. Stuzin
Title:	Member & Chief Legal Officer of Lord, Abbett & Co. LLC, as Investment Manager and Attorney-in-Fact

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Lord, Abbett & Co. LLC acting on behalf of Lord Abbett Committed Capital Management – Custom Liquidity Credit Trust, that he is the Member and Chief Legal Officer of Lord, Abbett & Co. LLC, which is executing the foregoing Application in its capacity as Investment Manager and Attorney-in-Fact of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

LORD ABBETT COMMITTED CAPITAL MANAGEMENT - CUSTOM LIQUIDITY CREDIT TRUST

By:	/s/ Randolph A. Stuzin
Name:	Randolph A. Stuzin
Title:	Member & Chief Legal Officer of Lord, Abbett & Co. LLC, as Investment Manager and Attorney-in-Fact
23

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of Lord, Abbett & Co. LLC acting on behalf of Lord Abbett Institutional High Yield Trust, that he is the Member and Chief Legal Officer of Lord, Abbett & Co. LLC, which is executing the foregoing Application in its capacity as Investment Manager and Attorney-in-Fact of such entity and that all action by officers, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

LORD ABBETT INSTITUTIONAL HIGH YIELD TRUST

By:	/s/ Randolph A. Stuzin
Name:	Randolph A. Stuzin
Title:	Member & Chief Legal Officer of Lord, Abbett & Co. LLC, as Investment Manager and Attorney-in-Fact
24

SCHEDULE A

Existing Affiliated Funds

Fund	Form of Organization	State of Organization
LORD ABBETT INSTITUTIONAL BANK LOAN TRUST	NEW HAMPSHIRE INVESTMENT TRUST	NEW HAMPSHIRE
LORD ABBETT SHORT DURATION CREDIT TRUST	NEW HAMPSHIRE INVESTMENT TRUST	NEW HAMPSHIRE
Lord Abbett Institutional Core Plus Total Return Trust	NEW HAMPSHIRE INVESTMENT TRUST	NEW HAMPSHIRE
Lord Abbett Institutional Core Fixed Income Trust	NEW HAMPSHIRE INVESTMENT TRUST	NEW HAMPSHIRE
Lord Abbett Committed Capital Management - Custom Liquidity Credit Trust	NEW HAMPSHIRE INVESTMENT TRUST	NEW HAMPSHIRE
Lord Abbett Institutional High Yield Trust	NEW HAMPSHIRE INVESTMENT TRUST	NEW HAMPSHIRE
25

EXHIBIT A

Resolutions for Approval of Filing of an Application for Simplified Co-investment Relief:

Lord Abbett Corporate Opportunities Fund, Lord Abbett Credit Opportunities Fund, Lord Abbett Municipal Opportunities Fund, Lord Abbett Private Credit Fund, And Lord Abbett Private Credit Fund S

RESOLVED, that the appropriate officers of each of Lord Abbett Corporate Opportunities Fund, Lord Abbett Credit Opportunities Fund, Lord Abbett Municipal Opportunities Fund, Lord Abbett Private Credit Fund, and Lord Abbett Private Credit Fund S (collectively, the “Funds”) be, and they hereby are, and each of them acting individually hereby is, authorized to prepare, execute and file with the U.S. Securities and Exchange Commission (the “SEC”) on behalf of the Funds an application for an exemptive order pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 thereunder permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder, such application to be in form and substance satisfactory to counsel for the Funds, the execution and filing of any such application, or amendment to such application, to be conclusive evidence of its authorization hereby; and further

RESOLVED, that the appropriate officers of the Funds be, and they hereby are, authorized to prepare, execute and file with the SEC any amendments to such exemptive application requested by the SEC or as they believe necessary or appropriate; and further

RESOLVED, that the appropriate officers of the Funds be, and they hereby are, authorized to take all such further action and to execute and deliver all such further instruments and documents, in the name of and on behalf of the Funds, on the advice and assistance of counsel, and to pay all such expenses as shall be necessary, proper, or advisable, in order to fully carry out the intent, and accomplish the purposes of, the foregoing; and further

RESOLVED, that the appropriate officers of the Funds be, and they hereby are, authorized and directed, for and on the Funds’ behalf, to take or cause to be taken, any and all action, to execute and deliver any and all certificates, instructions, requests, or other instruments, and to do any and all things that in their judgment, on the advice and assistance of counsel, as may be necessary or advisable to effect each of the resolutions adopted to carry out the purposes and intent thereof, and as may be necessary or advisable for the conduct of the Funds’ business.

Lord Abbett Flexible Income Fund

RESOLVED, that the appropriate officers of Lord Abbett Flexible Income Fund (the “Fund”) be, and they hereby are, and each of them acting individually hereby is, authorized to prepare, execute and file with the U.S. Securities and Exchange Commission (the “SEC”) on behalf of the Fund an application for an exemptive order pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 thereunder permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder, such application to be in form and substance satisfactory to counsel for the Fund, the execution and filing of any such application, or amendment to such application, to be conclusive evidence of its authorization hereby; and further

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized to prepare, execute and file with the SEC any amendments to such exemptive application requested by the SEC or as they believe necessary or appropriate; and further

26

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized to take all such further action and to execute and deliver all such further instruments and documents, in the name of and on behalf of the Fund, on the advice and assistance of counsel, and to pay all such expenses as shall be necessary, proper, or advisable, in order to fully carry out the intent, and accomplish the purposes of, the foregoing; and further

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized and directed, for and on the Fund’s behalf, to take or cause to be taken, any and all action, to execute and deliver any and all certificates, instructions, requests, or other instruments, and to do any and all things that in their judgment, on the advice and assistance of counsel, as may be necessary or advisable to effect each of the resolutions adopted to carry out the purposes and intent thereof, and as may be necessary or advisable for the conduct of the Fund’s business.

27